

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Mr. Jay Chang
Chief Financial Officer
KongZhong Corporation
35th Floor, Tengda Plaza
No. 168 Xizhimenwai Street
Beijing, China 100044

> **Re:** **KongZhong Corporation**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Response dated December 9, 2013**
> **File No. 000-50826**

Dear Mr. Chang:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Internet Games Revenues, pages 68-69
Online game operation revenues, page F-20

1. We note your response to comment 1 and how you aggregate the value of virtual currency for all players, based on the homogenous activity of the Internet Game players. Please tell us the following:

    - Your basis for concluding that your pool of gamers in your multi-player environment is relatively homogeneous.
    - Your consideration of a current sales transaction involving free or discounted goods or services that are redeemable by the customer as of a future date without a further exchange transaction as a multiple element arrangement under ASC 605-25.

2.   We note your response to comment 2.   In concluding that the estimated life of permanent in-game items is based on the estimated average lives of game players, tell us how you considered the following in determining the estimated average lives of such game players:

- Whether the virtual good or the gamer's overall gaming experience is the deliverable in the arrangement. In this regard, we note your disclosure elsewhere in the filing that the basic functions of a game are free of charge, and players are charged for purchases of in-game items, which can enhance the game-playing experience.
- How you are able to rely primarily on log-on data of the relevant Internet games to determine the estimated average lives of paying game players. In this regard, we note your statement on page 12, that given the relatively short operating history of your item-based games, your estimate of the period that players typically play our games may not accurately reflect the actual useful lives of the items.
- If in fact after six months, gamers stop purchasing or exchanging virtual goods and utilizing virtual currency. Tell us in detail the nature of the additional data that you retain and collect to analyze your paying players' behavior data to support your conclusion.
- Whether gamers are permitted to trade and transfer virtual goods or currency between one another, which could make the virtual goods' and gamer's life indeterminable.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor at 202-551-3426 or me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        /s/ Robert S. Littlepage for

                                                        Larry Spirgel
                                                        Assistant Director